SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 SEC File Number 811-08337
                                                CUSIP Number 833502 10 7

                           NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K and Form 10-KSB             [  ] Form 20-FK
[   ] Form 11-K                             [  ] Form 10-Q and Form 10-QSB

[ X ] Form N-SAR

         For Period Ended: June 30, 1998

         [ ]    Transition Report on Form 10-K
         [ ]    Transition Report on Form 20-F
         [ ]    Transition Report on Form 11-K
         [ ]    Transition Report on Form 10-Q
         [ ]    Transition Report on Form N-SAR

         For the Transition Period Ended:____________________________

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         READ ATTACHED  INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates  to a portion  of the  filing  checked
above,     identify     the     Item(s)    to    which    the     notification
relates:________________________

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PART I.-REGISTRANT INFORMATION

         Full Name of Registrant
         Former Name if Applicable

                              Snyder STRYPES Trust

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         Address of Principal Executive Office (STREET AND NUMBER)

                            c/o Puglisi & Associates
                               850 Library Avenue
                                    Suite 204

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                  City, State and Zip Code

                             Newark, Delaware 19715

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PART II.-RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X

 ___   (a)  The reasons described in reasonable detail in

Part III of this form could not be eliminated without unreasonable effort or expense;

  X

 ___   (b)  The subject annual report,  semi-annual  report, transition  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ___   (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.




PART III.-NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As a result of difficulties being experienced by The Bank of New York, Administrator of the Trust (the "Administrator"), in valuing the forward purchase contract held in the Trust's portfolio, the preparation of the Trust's Semi-Annual Report on Form N-SAR ("Form N-SAR") for the period ended June 30, 1998, by McGladry & Pullen LLP, the Trust's accountants, has been delayed somewhat. While the preparation of the Trust's semi-annual report has begun and is complete in all other respects, the Administrator has notified the Trust that they expect to be able to value the forward purchase contract within the next week or so. The forward purchase contract is the Trust's largest asset.

     Upon completion of the preparation of the Trust's financial statements, the Trust's Form N-SAR will be completed and filed with the Securities and Exchange Commission and the Trust's semi-annual report will be completed and filed with the Securities and Exchange Commission and distributed to shareholders as soon as possible.




PART IV.-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Robert J. Borzone, Jr., Esq.                         (212) 839-5394
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         (Name)                                 (Area code)(Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           X

                  __ Yes   __ No

          Form N-SAR for the period ended December 31, 1997 has not been filed with the Securities and Exchange Commission. We have been advised by the Trust's Trust's Administrator that the information required for that filing will be made available within the next few days, and we expect to make that filing on or about September 4, 1998.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    X

                  __ Yes   __ No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                              Snyder STRYPES Trust

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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 31, 1998

By:           Donald J. Puglisi
              Managing Trustee